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Filed pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus, dated September 20, 2012
(Relating to preliminary prospectus supplement dated September 18, 2012)
Registration No. 333-183959

Rockwood Specialties Group, Inc.

$1,250,000,000 4.625% Senior Notes due 2020

Pricing Term Sheet
to the Preliminary Prospectus Supplement referred to below
September 20, 2012

The information in this pricing term sheet relates only to the Senior Notes offering and should be read together with (i) the preliminary prospectus supplement dated September 18, 2012 relating to the Senior Notes offering, including the documents incorporated by reference therein, and (ii) the accompanying prospectus dated September 18, 2012, each filed with the Securities and Exchange Commission (the "SEC"). The information in this pricing term sheet supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer, the Parent Guarantor and the Notes.

Issuer:	Rockwood Specialties Group, Inc. (the "Issuer")
Guarantors:	Rockwood Holdings, Inc. (the "Parent Guarantor") and certain domestic subsidiaries of the Issuer
Principal Amount:	$1,250,000,000
Title of Securities:	4.625% Senior Notes due 2020 (the "Notes")
Maturity:	October 15, 2020
Public Offering Price:	100% of principal amount
Underwriting Discount:	1.50%
Net Proceeds (Before Expenses):	$1,231,250,000
Coupon:	4.625%
Yield to Maturity:	4.625%
Spread to Benchmark Treasury:	+325 basis points
Benchmark Treasury:	UST 2.625% due November 15, 2020
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2013
Change of Control:	Offer to purchase at 101% of the principal amount plus accrued and unpaid interest
Equity Clawback:	Prior to October 15, 2015, up to 35% of the Notes may be redeemed at 104.625% of the principal amount plus accrued and unpaid interest

Make-Whole Redemption:	Prior to October 15, 2015, at 100% of the principal amount plus the greater of:
	(1)	1% of the principal amount; or
	(2)	the excess of
(a) the present value at such redemption date of (i) the redemption price of such Notes at October 15, 2015 (such redemption price being set forth in the table below) plus (ii) all required interest payments due on such Notes through October 15, 2015 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the applicable Treasury Rate plus 50 basis points; over
(b) the then outstanding principal amount of such Notes.
Optional Redemption:	On or after:
	October 15, 2015	103.469%
	October 15, 2016	102.313%
	October 15, 2017	101.156%
	October 15, 2018 and thereafter	100.000%
in each case, plus accrued and unpaid interest.
Trade Date:	September 20, 2012
Settlement Date:	T+3; September 25, 2012
CUSIP/ISIN:	CUSIP: 774477AJ2 / ISIN: US774477AJ29
Denominations:	Minimum of $2,000 and integral multiples of $1,000 thereof
Joint Book-Running Managers:	Deutsche Bank Securities Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC UBS Securities LLC
Co-Managers:	KKR Capital Markets LLC Lazard Capital Markets LLC

Additional Information:

As Adjusted Financial Data

The offering size has increased from $750,000,000 to $1,250,000. As a result of the increased offering size, the following replaces in part the table set forth under "Prospectus Supplement Summary—Summary Historical Financial and Other Data" on page S-11 of the preliminary prospectus supplement referred to below and each other location where such information appears in the preliminary prospectus supplement:

As adjusted data:
Cash and cash equivalents:	$1,324.0
Total indebtedness	2,766.8
Net indebtedness(4)	1,442.8
Ratio of net indebtedness to Adjusted EBITDA(3)(4)	1.6x
Total secured indebtedness	1,513.0
Total net secured indebtedness(2)	189.0
Ratio of total net secured indebtedness to Adjusted EBITDA(2)(3)	0.2x

Use of Proceeds

The following disclosure under "Use of proceeds" on page S-23 and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:

        We estimate that net proceeds from this offering will be approximately $1,230.6 million, after deducting the underwriters' discounts and commissions and estimated offering expenses payable by us.

        We intend to use the net proceeds of this offering to prepay $250.0 million of our term loan B, and to fund general corporate purposes, which may include, among other things, strategic investments and acquisitions, capital expenditures and additional repayment of other debt.

        The term loan B bears interest at Libor plus 2.50% (with a 1.00% floor), matures February 2018 and may be prepaid at our option without penalty.

Capitalization

        As a result of the increase in the aggregate principal amount of Notes from $750,000,000 as stated in the preliminary prospectus supplement to $1,250,000,000, the following replaces in its entirety the disclosure included under "Capitalization" on page S-24 of the preliminary prospectus supplement referred to below and each other location where such information appears in the preliminary prospectus supplement:

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2012:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the issuance and sale of the notes in this offering and the partial use of the net proceeds therefrom to prepay $250.0 million of our term loan B.

        This table should be read in conjunction with the information set forth under the "Use of Proceeds" section and the "Description of Other Indebtedness" section included in this prospectus supplement and our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	(Unaudited)
	As of June 30, 2012
(Dollars in millions)	Actual	As Adjusted
Cash and cash equivalents:	$343.4	$1,324.0	(1)

Long-term borrowings:
Senior secured credit facility:
Revolving credit facility(2)	$—	$—
Term loan A due February 2017	350.0	350.0
Term loan B due February 2018	841.5	591.5
Titanium Dioxide Pigments' venture facility:
Revolving credit facility(3)	—	—
Term loan A due May 2017 (€200.0)	253.3	253.3
Term loan B due May 2017 (€200.0)	253.3	253.3
Capitalized lease obligations	33.5	33.5
Other loans	35.2	35.2
Senior notes due 2020 offered hereby	—	1,250.0

Total long-term borrowings (including current maturities)	1,766.8	2,766.8

Total equity	1,883.3	1,883.3	(4)

Total capitalization	$3,650.1	$4,650.1	(4)

(1)
Reflects the receipt of the net proceeds from this offering and the partial use of the net proceeds therefrom to prepay $250.0 million of our term loan B. Does not give effect to any other potential use of such proceeds. See "Use of Proceeds."

(2)
Our revolving facility is in an aggregate principal amount of $180.0 million, made available in U.S. dollars, Euros and/or pounds sterling, and maturing on February 10, 2016. The availability under the revolving credit facility is $180.0 million as of June 30, 2012, subject to outstanding letters of credit of $32.5 million that reduced our availability under such revolving credit facility.

(3)
Our Titanium Dioxide Pigments' venture is also party to a €30.0 million ($38.0 million) revolving credit facility, made available in Euros, U.S. dollars, pounds sterling and/or other currencies and maturing in May 2017. This revolving credit facility provided for additional borrowings of up to €4.5 million ($5.7 million) as of June 30, 2012 after an outstanding bank guarantee of €25.5 million ($32.3 million) related to a defined benefit pension obligation.

(4)
Does not reflect any write-off of deferred financing fees and debt issuance costs associated with any prepayment of our debt.

Each of the Issuer and the Guarantors has filed a registration statement (including a preliminary prospectus supplement dated September 18, 2012 and the accompanying prospectus dated September 18, 2012) with the SEC for the offering to which this pricing term sheet relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, any underwriter will arrange to send you the prospectus and related preliminary prospectus supplement if you request them by calling Deutsche Bank Securities Inc. at (800) 503-4611, Citigroup Global Markets Inc. at (800) 831-9146, Morgan Stanley & Co. LLC at (866) 718-1649 or UBS Securities LLC at (877) 827-6444, ext 561 3884.

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  Filed pursuant to Rule 433 under the Securities Act of 1933 Issuer Free Writing Prospectus, dated September 20, 2012 (Relating to preliminary prospectus supplement dated September 18, 2012) Registration No. 333-183959